                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                              (Amendment No. 6)*



                      RADA ELECTRONIC INDUSTRIES LIMITED
                   ----------------------------------------
                               (Name of Issuer)

                 Ordinary Shares, Par Value NIS .005 Per Share
                 ---------------------------------------------
                         (Title of Class of Securities)


                                   750115305
                    ----------------------------------------
                                 (CUSIP Number)


                             Robert T. Burke, Esq.
                                  MBV Law LLP
                                855 Front Street
                            San Francisco, CA  94111
                                 (415) 781-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 13, 2001
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D
-------------------------                                 ----------------------
   CUSIP NO. 750115305                                       PAGE 2 OF 4 PAGES
-------------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Howard P.L. Yeung
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,837,208

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,837,208

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,837,208

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                         [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

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SCHEDULE 13D
-------------------------                               ------------------------
  CUSIP NO.  750115305                                       PAGE 3 OF 4 PAGES
-------------------------                               ------------------------

  This Amendment amends Item 5 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong ("H. Yeung"), on June 8, 1998, as amended by a Schedule 13D filed on August 11, 1999, as further amended by a
Schedule 13D filed on February 1, 2001, as further amended by a Schedule 13D filed March 28, 2001, as further amended by a Schedule 13D filed on April 23, 2001, as further amended by a Schedule 13D filed on May 21, 2001, relating to the Ordinary Shares, par value NIS.005 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such items as set forth below.

  Effective April 4, 2001, Rada effected a reverse stock split of one share for every 2.5 shares outstanding. Unless otherwise noted, all share and price per share amounts contained in this Amendment No. 6 to Schedule 13D reflect such reverse stock split.


ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER
------    ------------------------------------

  Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

  (a) H. Yeung owns directly 2,693,208 Ordinary Shares, representing approximately 19.5% of the outstanding Ordinary Shares. If H. Yeung were to exercise the Warrant previously reported, he would own 2,837,208 Ordinary Shares, representing approximately 20.3% of the outstanding Ordinary Shares. These percentages are based on 13,816,829 Ordinary Shares issued and outstanding as of February 16, 2001, according to Rada's Proxy Statement dated February 16, 2001 (any percentages shown above that assume exercise of the Warrant previously reported include in the total number of outstanding Ordinary Shares the number of Ordinary Shares that would be acquired thereby).

  As previously reported, H. Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"). As of February 1, 2001, Horsham owned 1,553,866 Ordinary Shares, including 203,780 shares Horsham has the shared power to vote pursuant to a Shareholders' Agreement (the "Horsham-Rada Shares"). If, by virtue of his ownership interest in Horsham, H. Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, H. Yeung would be the beneficial owner of 4,391,074 Ordinary Shares (assuming full exercise of the Warrant previously reported). Such 4,391,074 Ordinary Shares would represent approximately 31.5% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that H. Yeung is the beneficial owner of the Horsham-Rada Shares.

  (b) H. Yeung has sole voting and sole dispositive power over the Ordinary Shares acquired as described under Item 5(c) below.

  (c) The First Stock Purchase Warrant (the Warrant referred to in Item 5(a) above) was scheduled to expire on May 29, 2001. At a meeting on June 26, 2001, the Board of Directors of Rada approved an extension of the Warrant to June 30, 2003.
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SCHEDULE 13D
-------------------------                               ------------------------
  CUSIP NO.  750115305                                       PAGE 4 OF 4 PAGES
-------------------------                               ------------------------


    H. Yeung has purchased Ordinary Shares as described below. All transactions were purchases in the open market:

           Date           Ordinary Shares      Price per Share
           ----           ---------------      ---------------
          05/22/01              2,000             $2.18000
          05/23/01             20,000              2.17120
          05/24/01              1,000              2.18000
          05/25/01              5,000              2.18000
          05/29/01             13,000              2.18000
          05/30/01              1,000              2.18000
          05/31/01              1,000              2.18000
          06/04/01              1,000              2.18000
          06/05/01              3,600              2.18000
          06/06/01              1,400              2.18000
          06/12/01              1,600              2.18000
          06/13/01             20,000              2.18000
          06/14/01              5,000              2.18000
          06/15/01              5,000              2.18000
          06/18/01                500              2.21000
          06/18/01              1,000              2.15000
          06/18/01              5,500              2.10000
          06/19/01              1,000              2.15000
          06/19/01              2,000              2.10000
          06/21/01              7,000              2.05000
          06/25/01              3,700              2.05000
          06/27/01              6,100              2.05000
          06/28/01                300              2.05000
          06/29/01              2,500              2.05000
          07/05/01                200              2.05000
          07/06/01              1,000              2.05000
          07/10/01              3,200              2.05000
          07/11/01              2,800              2.05000
          07/12/01              5,400              2.05000
          07/13/01              8,400              2.04523

  (d)  Not applicable.

  (e)  Not applicable.




SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2001

   /s/ Howard P.L. Yeung
------------------------------------
   Howard P.L. Yeung